July 13, 2011

To: U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Mr. Kevin L. Vaughn, Accounting Branch Chief

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-1090, U.S.A.

Re:	Taiwan Semiconductor Manufacturing Company Limited
Form 20-F for the Fiscal Year Ended December 31, 2010 Filed April 15, 2011 (File No. 1-14700)

Dear Mr. Vaughn:

Reference is made to the letter received from the Commission dated June 29, 2011 regarding Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”) of Taiwan Semiconductor Manufacturing Company Limited (“TSMC”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. TSMC’s responses to the comments are as follows.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Reviews and Prospects, page 23

Overview, page 23

1.	We note from your disclosure on page six that the March 11, 2011 earthquake may disrupt global demand for electronic products and services. With a view toward disclosure in future filings, please tell us what impact, if any, this event may have on your operations in current and future periods.

We note the Commission’s comments and respectfully inform the Commission that there is an inherent difficulty in estimating the nature and extent of changes caused by major natural events, especially when such changes are occurring within the context of global economic uncertainties. With this caveat in mind, we believe that the recent quake and tsunami in Japan have not affected our supply of raw materials and our production lines have not been interrupted due to any raw material supply shortages. And we do not expect any significant impact on our operations in the second half of 2011. On the other hand, due to the fact that some of our customers and their customers probably suffered some delays in their production lines, the Japan earthquake may have some effect on the demand for our products in the second quarter and perhaps the third quarter of 2011. We intend to expand our disclosure in this regard as requested in future filing on our next Form 20-F for the fiscal year ended December 31, 2011.

Critical Accounting Policies, page 25

Revenue Recognition, page 25

2.	We note that you recorded a higher provision on potential sales returns and allowances during 2009. Please revise future filings to explain the underlying reasons why you recorded higher sales returns and allowances provisions during 2009 than in comparative year.

We note the Commission’s comments and respectfully inform the Commission that we have considered its comments and have reflected upon them thoroughly. We advise the Commission that we intend to make the requested responses (as instructed in the Commission’s captioned letter) in our future filing on our next Form 20-F for the fiscal year ended December 31, 2011.

Inventory Valuation, page 25

3.	On page 29, you discuss that the higher gross margin in 2010 was primarily due to higher capacity utilization and cost reductions. In future filings, please expand your critical accounting policy discussion to address your policy for capacity utilization and its impact on your inventory valuation.

We note the Commission’s comments and respectfully inform the Commission that we have considered its comments and have reflected upon them thoroughly. We advise the Commission that we intend to expand discussion about our critical accounting policies on inventory valuation and how capacity utilization may impact our inventory valuation in our future filing on our next Form 20-F for the fiscal year ended December 31, 2011.

Quantitative and Qualitative Disclosures About Market Risks, page 65

Foreign Currency Risks, page 65

4.	We note that you have disclosed on page 29 that a significant portion of your net sales are denominated in U.S. dollars, and your disclosure on page F-43 of your financial assets denominated in foreign currencies. Please disclose in future filings the quantitative risk for all other financial instruments as required by Item 11 of Form 20-F and General Instructions to Items 11(a) and 11(b), paragraph 3.B and 3.C.

We note the Commission’s comments and respectfully inform the Commission that we have considered its comments and have reflected upon them thoroughly. We advise the Commission that we intend to make the requested responses (as instructed in the Commission’s captioned letter) in our future filing on our next Form 20-F for the fiscal year ended December 31, 2011 at which time we intend to supplement our responses with relevant sensitivity analysis on this issue.

Notes to Consolidated Financial Statements, page F-9

Note 31. Segment Financial Information, page F-43

5.	We note the net sales to “Asia and Others” is greater than 10% of your total net sales. If material, please provide further detail of sales to individual foreign countries as part of your additional disclosures required by U.S. GAAP under Note 33 in future filings. Referring to paragraph 280-10-50-41a of the FASB Accounting Standards Codification.

We note the Commission’s comments and respectfully inform the Commission that for the years ended December 31, 2008, 2009 and 2010, net sales to any individual foreign country in the “Asia and others” category were not deemed material. We consider both quantitative and qualitative factors when determining if additional individual countries should be disclosed separately. Generally, we view sales to an individual country that are in excess of 10% of the consolidated net sales to be quantitatively material. Therefore, we believe that the current disclosure is adequate and in accordance with paragraph 280-10-50-41a of the FASB Accounting Standards Codification. We will continue monitoring the net sales information and include such disclosure in future filings if net sales to any individual foreign countries become material.

Regarding the Commissions’ request for the Company to make the acknowledgements on page 3, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Commission’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely,

/s/ Lora Ho
Lora Ho
Senior Vice President and Chief Financial Officer

cc:	Richard L. Thurston

Jessica Chou

(Taiwan Semiconductor Manufacturing Company Limited)

Ricky Lin

Sherrie Dobrow

(Deloitte & Touche)

Jeffrey Maddox

Julian Lin

(Jones Day)